MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1123 BROADWAY, STE # 301
NEW YORK, NEW YORK 10010
T:212.951.7385 F: 212.685.9208

REVIEW REPORT
LIVEMASTERMINDS.COM LLC
2021

Report Date: 05/23/2022

LIVEMASTERMINDS.COM LLC

INDEX

Unaudited Financial Statements and Supplemental Schedules
For the year ended December 31, 2021

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1123 BROADWAY, STE # 301
NEW YORK, NEW YORK 10010
T:212.951.7385 F: 212.685.9208

Independent Accountants' Review Report

The Managing Members,
LiveMasterminds.com LLC.

We have reviewed the accompanying Balance Sheets of LiveMasterminds.com LLC. as of December 31, 2021, and 2020, and the related Statements of Income, Retained Earnings and Cash Flows for the year then ended, and the notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements whether due to fraud and error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statement on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. The standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our review procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

Mahesh J. Agashiwala C.P.A., P.C.
May 23, 2022

LIVEMASTERMINDS.COM LLC
BALANCE SHEET - UNAUDITED
AS OF DECEMBER 31, 2021 AND 2020

ASSETS		DECEMBER 31, 2021		DECEMBER 31, 2020
Current Assets:				
Cash & Bank Balance	$	2,908	$	9,126
Accounts Receivables net of provision (Note 3)		27,600		32,600
Total Current Assets		30,508		41,726
TOTAL ASSETS	$	30,508	$	41,726
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accrued Expenses	$	2,700	$	900
Total Current Liabilities		2,700		900
Partners' Capital:				
Net Partners' Capital		27,808		40,826
Total Partners' Capital		27,808		40,826
TOTAL LIABILITY & STOCKHOLDERS' EQUITY	$	30,508	$	41,726

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIVEMASTERMINDS.COM LLC
INCOME STATEMENT - UNAUDITED
FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

	DECEMBER 31, 2021	DECEMBER 31, 2020
Sales	$ 15,820	$ 110,973
Net Sales	15,820	110,973
Gross profit/(loss)	15,820	110,973
Operating expenses (Schedule B)		
Selling, general and administrative expenses	61,909	68,999
Income (loss) before Other Income & Taxes	(46,089)	41,974
Income (loss) before Corporate Taxes	(46,089)	41,974
Corporate Taxes	0	0
Net Income	$ (46,089)	$ 41,974

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIVEMASTERMINDS.COM LLC
STATEMENT OF CASH FLOW - UNAUDITED
FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

	DECEMBER 31, 2021	DECEMBER 31, 2020
Cash flows from Operating activities:		
Net Income/ (Loss)	$ (46,089)	41,974
Adjustments to reconcile net profit to net cash provided (used in) by Operating activities:		
(Increase)/Decrease in Current Assets	5,000	(32,600)
Increase/(Decrease) in Current Liabilities	1,800	900
Net cash provided by operating activities	(39,289)	10,274
Cash flows from Financing activities:		
Increase in Capital	23,587	0
Increase / (Decrease) in Partners' Capital	9,485	(1,148)
Net cash provided by financing activities	33,072	(1,148)
Net Increase/(Decrease) in cash flow	(6,218)	9,126
Cash at beginning of year	9,126	0
Cash at end of the year	$ 2,908	9,126

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIVEMASTERMINDS.COM LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY - UNAUDITED
FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020

	DECEMBER 31, 2021	DECEMBER 31, 2020
Beginning Balance	$ 41,974	$ 0
Net Members' /Investors' contribution	31,924	0
Net Profit/(Loss) for the Period	(46,089)	41,974
Ending Balance	$ 27,808	$ 41,974

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

LIVEMASTERMINDS.COM LLC
SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - UNAUDITED
FOR THE YEAR ENDED DECEMBER 31, 2021 and 2020

SCHEDULE B	DECEMBER 31, 2021	DECEMBER 31, 2020
Advertising & Sales Expenses	$ 19,334	$ 11,603
Bank Charges	54	246
Collection Charges	1,728	2,235
Business Promotion Expenses	1,629	3,312
Consulting Fees	12,477	2,249
Dues & Subscriptions	0	3,134
Investment Consultancy Charge	1,600	0
Training & Development Expenses	0	997
License & Fees	25	0
Lease Expenses	0	4,784
Commission	0	750
Insurance	0	5,528
Branding & Marketing Expenses	22,365	4,000
Misc Expenses	0	200
Office Expenses	570	2,710
Professional Fees	1,800	2,450
Telephone & Communication	194	1,107
Travel	133	23,694
	$ 61,909	$ 68,999

See Independent Accountants' Review Report and the accompanying notes which are an integral part of these financial statements

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

1. ORGANIZATION

Mr. Raju Panjwani and Ms. Triccia Ramos started this venture in February 2020 as individual entrepreneurs and decided to incorporate their ideas and passion to pursue as a business venture by establishing a New York LLC. Livemasterminds.com LLC. (the Company) was formed on September 02, 2020. The Company used Net Capital's crowdfunding platform to raise capital.

The Company is engaged in the business of coaching business leaders to empower them to redefine success on their own terms. It not only develops and administers coaching programs, but also empower entrepreneurs to be bolder and more conscious to launch and/or scale their businesses. The Company also engages in building communities of like-minded leaders and allow greater collaboration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The Company maintains its books of accounts on accrual basis.

CASH AND BANK BALANCES

Cash and Bank Balances comprise of bank deposits that, at times, could be in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company, as of this date, did not incur any losses from such deposits.

INVENTORY

Since the Company is not engaged in sale of any products there is no inventory of merchandise.

USE OF ESTIMATES

The preparation of financial statements as per Generally Accepted Accounting Principles require management to make estimates and assumptions which affects the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ from such estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continues)

   FIXED ASSETS AND DEPRECIATION

   The Company did not own any depreciable fixed asset hence no depreciation is provided.

3. **ACCOUNTS RECEIVABLE**

   100% of the Accounts Receivables are due less than 90 days. The Company has not created any provision for bad debts and is expecting to collect these receivables.

4. **LEASES**

   There are no lease commitments as of December 31, 2021.

See Accountants' Review Report

MAHESH J. AGASHIWALA, C.P.A, P.C.
CERTIFIED PUBLIC ACCOUNTANTS